# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Niki BioSolutions, Inc., CIK 0001734005
CUSIP: 653942102
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 116 Village Boulevard, Suite 200, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 07/20/2026
Filed by CIK 0001438091
Persons authorized to receive notices and communications: Kira S. Sheinerman, Niki BioSolutions, Inc., 116 Village Boulevard, Suite 200, Princeton, New Jersey (NJ), 08540, 609-951-2222

## Reporting persons
- Kira S. Sheinerman (CIK 0001438091): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,515,016; shared voting power 277; sole dispositive power 1,515,016; shared dispositive power 277; aggregate amount beneficially owned 1,515,293 (51.56% of the class)
  Comment: No funds or other consideration were used by the Reporting Person to acquire the shares of Common Stock reported herein. Such shares were issued to the Reporting Person solely as non-cash merger consideration in exchange for shares of common stock of DiamiR Biosciences Corp. previously held by the Reporting Person, pursuant to the Agreement and Plan of Merger, dated July 14, 2025, by and among Aptorum Group Limited, DiamiR Biosciences Corp. and the other parties thereto.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Niki BioSolutions, Inc.
Address of issuer's principal executive offices: 116 Village Boulevard, Suite 200, Princeton, New Jersey (NJ), 08540
Comment: The Common Stock is listed on the Nasdaq Capital Market under the symbol NIKI.

## Item 2. Identity and Background
Name of person filing: Kira S. Sheinerman
Residence or business address: The principal business address of each Reporting Person is 116 Village Boulevard, Suite 200, Princeton, NJ 08540.
Present principal occupation or employment: The Reporting Person is a Director of the Issuer.
Criminal convictions in the last five years: No. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order of the type described in Item 2(e).
Citizenship: The Reporting Person is a Citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No funds or other consideration were used by the Reporting Person to acquire the shares of Common Stock reported herein. Such shares were issued to the Reporting Person solely as non-cash merger consideration in exchange for shares of common stock of DiamiR Biosciences Corp. previously held by the Reporting Person, pursuant to the Agreement and Plan of Merger, dated July 14, 2025, by and among Aptorum Group Limited, DiamiR Biosciences Corp. and the other parties thereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 is incorporated herein by reference.

The shares of Niki Common Stock reported herein were acquired by the Reporting Person solely as merger consideration pursuant to the merger agreement, as described in Item 3 above. No funds or other consideration were expended by the Reporting Person in connection with the receipt of such shares.

On July 20, 2026, the merger was consummated pursuant to the merger agreement. In connection with the merger, Aptorum effected the domestication and became a Delaware corporation, changing its name to Niki BioSolutions, Inc. The Niki Common Stock is listed on the Nasdaq Capital Market under the ticker symbol "NIKI" (CUSIP: 653942102).

The Reporting Person is a party to that certain Stockholders Agreement, the final form of which is filed as Exhibit 4.5 hereto, which governs certain rights and obligations of the Reporting Person with respect to the Niki Common Stock. Reference is made to the Stockholders Agreement for a complete description of its terms, which are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns 1,515,293 shares of Niki Common Stock, representing approximately 51.56% of the outstanding shares of Niki Common Stock, in each case based on 2,938,625 shares of Niki Common Stock issued and outstanding as of the closing date of the merger. Of such shares, 1,515,016 shares are held directly by the Reporting Person and 277 shares are held in a joint brokerage account at Morgan Stanley in the names of Kira Sheinerman and Felix Sheinerman. The Reporting Person may be deemed to share voting and dispositive power over the 277 shares held in such joint account with Felix Sheinerman.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person: sole voting power, 1,515,016; shared voting power, 277; sole dispositive power, 1,515,016; and shared dispositive power, 277.
Transactions in the class effected during the past sixty days: Except for the transactions described in Items 3, 4 and 6 of this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except with respect to 277 shares of Niki Common Stock held in a joint brokerage account at Morgan Stanley in the names of Kira Sheinerman and Felix Sheinerman, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported herein. Felix Sheinerman, as joint account holder, may be deemed to share such rights with respect to such 277 shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is incorporated herein by reference. The following contracts, arrangements, understandings, or relationships exist among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company:

In connection with the merger, the Reporting Person entered into a Stockholders Agreement with the Issuer. Under the Stockholders Agreement, the Reporting Person may designate two nominees for election to the Issuers board of directors while the Reporting Person collectively owns at least 36% of the Issuer's outstanding Common Stock, and one nominee while such ownership is at least 25%. Each such designation right permanently terminates if the applicable ownership threshold is no longer satisfied. The Reporting Person agreed to vote for such designees and, until the Issuer's 2027 annual meeting, in accordance with the recommendations of the Board's nominating and governance committee with respect to other director nominees. While the Reporting Person beneficially owns at least 25% of the Issuer's outstanding Common Stock, certain significant corporate actions require the prior written consent of the Reporting Person. The Stockholders Agreement also generally restricts transfers of shares subject thereto for six months following its effective date. The foregoing description is qualified in its entirety by reference to the Stockholders Agreement, filed as Exhibit 4.5 hereto and incorporated herein by reference.

Except as described above, the Reporting Person is not a party to any contract, arrangement, understanding, or relationship with respect to any securities of the Company, including but not limited to any relating to the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, put or call options, security-based swaps or other derivative securities, guarantees of profits, division of profits or loss, or the giving or withholding of any proxy.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 4.5. Stockholders Agreement by and among Aptorum and stockholders of DiamiR (incorporated by reference to Exhibit 4.5 to the Issuer's Registration Statement on Form S-4 (File No. 333-290742)).

## Signatures
- Kira S. Sheinerman: /s/ Kira S. Sheinerman, Kira S. Sheinerman, Director (07/24/2026)